Exhibit 5.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form F-10 of Manulife Financial Corporation, and in the related short form base shelf prospectus pertaining to the issue and sale of up to $5,000,000,000 USD in an aggregate amount of Debt Securities, Class A Shares, Class B Shares, Class 1 Shares, Common Shares, Subscription Receipts, Warrants, and Units of Manulife Financial Corporation, of our report dated February 19, 2025, with respect to the consolidated financial statements of Manulife Financial Corporation as at December 31, 2024 and 2023 and for the years then ended, included in Manulife Financial Corporation’s 2024 Annual Report (Form 40-F) filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Toronto, Canada

September 25, 2025